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                          VALERA PHARMACEUTICALS, INC.
                                 7 Clarke Drive
                           Cranbury, New Jersey 08512

                                January 31, 2006




VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, NE
Washington, D.C. 20549

ATTN:  Jeffrey Riedler, Assistant Director

          Re: Valera Pharmaceuticals, Inc. (the "Company"): Registration Statement on Form S-1 (File No. 333-123288)

Dear Mr. Riedler:

     In connection with our request for acceleration of the effective time of the above-referenced registration statement, we hereby acknowledge that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare such registration statement effective, it does not foreclose the Commission from taking any action with respect thereto; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring such registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure contained therein; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you very much.


                              Very truly yours,

                              VALERA PHARMACEUTICALS, INC.



                              By: /s/ Andrew T. Drechsler
                                  -----------------------------------------
                              Name: Andrew T. Drechsler
                              Title: Chief Financial Officer and Secretary